UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

05038327

FEB 2 8 2005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50618

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____JANUARY 1, 2004____ AND ENDING ____DECEMBER 31, 2004____
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

FAMILY MANAGEMENT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485 MADISON AVENUE, 19TH FLOOR
                            (No. And Street)

NEW YORK,   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREA TESSLER   (212) 872-9620
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                    (Name - if individual state last, first, middle name)

60 EAST 42ND STREET   NEW YORK   NY   10165
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 17 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I,   ANDREA TESSLER   , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____FAMILY MANAGEMENT SECURITIES, LLC_____ , as of

_____DECEMBER 31, 2004_____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title   Managing Director/CCO

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

FAMILY MANAGEMENT SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004



FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
 Family Management Securities, LLC:

We have audited the accompanying statement of financial condition of Family Management Securities, LLC (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Family Management Securities, LLC, as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates LLP

New York, New York
January 24, 2005

FAMILY MANAGEMENT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

A S S E T S

Cash	$ 2,494
Receivable from clearing broker	220,782
Prepaid expenses	19,172
Due from related party	11,578
Other investments	10,050
TOTAL ASSETS	**$ 264,076**

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:

Accrued expenses and other liabilities	$ 26,145
TOTAL LIABILITIES	26,145

MEMBERS' CAPITAL:

Members' capital	237,931
TOTAL MEMBERS' CAPITAL	237,931
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 264,076

The accompanying notes are an integral part of this financial statement.

NOTE 1 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Family Management Securities, LLC (the "Company") is a registered broker-dealer that introduces its brokerage accounts on a fully disclosed basis to a clearing broker. The Company was formed on April 27, 1998 and pursuant to an Agreement and Plan of Merger authorized on December 23, 1998, the broker-dealer operations of Family Management Securities Corporation (a similarly owned entity) were merged in to the Company effective January 1, 1999 at which time operations commenced.

1.   Commission revenues and expenses are recorded on a trade date basis.

2.   The Company is qualified as a Limited Liability Company ("LLC") for income tax purposes; accordingly, income earned is subject to tax on the members income tax returns. The Company is subject to the New York City Unincorporated Business Tax.

3.   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -   NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires that aggregate indebtedness, as defined, may not exceed fifteen times net capital, as defined and maintaining minimum statutory net capital. At December 31, 2004, the Company's net capital and excess net capital were $193,130 and $143,1302, respectively.

NOTE 3 -   RELATED PARTY TRANSACTIONS

The Company has an agreement with Family Management Corporation ("FMC"), a related company, whereby FMC provides certain administrative services and the use of certain office space in connection with the Company's operations.

NOTE 3 -   RELATED PARTY TRANSACTIONS (continued)

In exchange for these services and office space, the company is billed a representative allocation of direct expenses based on square footage, human resources and other related factors.

NOTE 4   CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company introduces its customers' transactions to its clearing broker with whom it has a correspondent relationship for execution, clearance, and depository operations in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk of potential loss.

The Company utilizes a clearing broker that is highly capitalized and is a member of major securities exchanges.